DPW HOLDINGS, INC.
201 Shipyard Way
Newport Beach, CA 92663

June 29, 2018

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:       Thomas Jones

Re:          DPW Holdings, Inc.
Registration Statement on Form S-3
File No. 333-225563

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), DPW Holdings, Inc. (the “Company”) respectfully requests the withdrawal of its registration statement on Form S-3 (File No. 333-225563), filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2018, together with all exhibits thereto (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the Company intends to amend certain of its sections and file a new registration statement on Form S-3 in due course. The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please send a copy of such order to Henry Nisser, counsel to the Company, at the following fax number: (212) 930-9725. In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact Henry Nisser at (212) 930-9700.

DPW HOLDINGS, INC.

By: /s/ Milton C. Ault, III
Milton C. Ault, III
Chief Executive Officer